                        [Overhill Farms, Inc. Letterhead]



                                 April 10, 2006

Via EDGAR Correspondence and Via Facsimile at (202) 772-9368
------------------------------------------------------------

H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

         RE:      OVERHILL FARMS, INC.
                  REGISTRATION STATEMENT ON FORM S-3
                  AMENDMENT NO. 1 FILED FEBRUARY 14, 2006
                  FILE NO. 333-130921

                  FORM 10-Q FOR THE FISCAL QUARTER ENDED JANUARY 1, 2006 FILED JANUARY 31, 2006
                  FILE NO. 1-16699

Dear Mr. Schwall:

         This letter responds to your letter of comments dated April 6, 2006. The response below corresponds to the number you placed adjacent to your comment in your April 6th letter.

Form 10-Q for the Fiscal Quarter Ended January 1, 2006
------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16
----------------------------------------

1. WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT ONE IN OUR LETTER OF MARCH 14, 2006. WE NOTE THAT YOU ANTICIPATE REFINANCING A COMPARABLE AMOUNT OF NEW DEBT IN THE FORM OF REVOLVING AND TERM LOANS AT MORE FAVORABLE INTEREST RATES. PROVIDE SPECIFIC DISCLOSURES REGARDING YOUR EXPECTATIONS AS TO THE NATURE AND TERMS OF THE FINANCING AND HOW IT MAY DIFFER FROM YOUR CURRENT DEBT ARRANGEMENTS. IN ADDITION TO THE EXPECTED INTEREST RATE, ADDRESS THE FOLLOWING WITH REGARD TO THE PROPOSED REFINANCING TO ADDRESS THE REQUIREMENTS OF FRC 501.13.B.2:

o        THE EXPECTED REPAYMENT TERMS,
o        THE EXPECTED DUE DATES,
o        OTHER EXPECTED FEATURES SUCH AS FINANCIAL COVENANTS AND RESTRICTIONS,
         AND
o THE EXPECTED TERMS OF ANY POTENTIAL EQUITY KICKERS SUCH AS WARRANTS, OPTIONS OR CONVERSION FEATURES.

H. Roger Schwall
April 10, 2006
Page 2


         We have prepared and attached for your review a proposed amendment to the Liquidity and Capital Resources section of our Form 10-Q for the fiscal quarter ended January 1, 2006 that addresses your comment. We have also faxed to you for your convenience a blackline of the Liquidity and Capital Resources section to assist you in identifying the changes made in response to your comment.

         We look forward to receiving your feedback so that we may file the amendment to our Form 10-Q and request acceleration of effectiveness of the Form S-3/A No. 1 as soon as possible. In the meantime, if you have any questions, please contact our counsel, Cristy Parker, at (714) 641-3446.


                                        Sincerely,

                                        /s/ John L. Steinbrun

                                        John L. Steinbrun
                                        Chief Financial Officer


cc:  Carmen Moncada-Terry
     Gary Newberry
     Sandra Eisen

LIQUIDITY AND CAPITAL RESOURCES

     Given that our business focus is on the development and manufacture of frozen food products, we believe that the items on the face of our financial statements that are most relevant to assessing our liquidity are our cash and cash equivalents and cash generated from our operating activities. Our cash and cash equivalents increased $654,000 to $3,309,000 at January 1, 2006 from $2,655,000 at October 2, 2005. Our principal source of liquidity is cash generated from our operating activities. During the first quarter of fiscal year 2006, our operating activities provided cash of $1,513,000 as compared to cash provided of $717,000 during the first quarter of fiscal year 2005. Cash generated from operations before working capital changes was $1,341,000. Cash generated from changes in working capital was $172,000, resulting from a $2,035,000 increase in accounts payable to finance increases of $1,051,000 in inventories and $735,000 in accounts receivable due to increased sales to foodservice and retail customers. Accrued liabilities decreased $77,000.

         As of January 1, 2006, we had negative working capital of $26,322,000 due to the reclassification of our secured senior subordinated note and Term A note, with maturity dates of October 31, 2006, as current liabilities. Other than this change in classification, we believe there were no material changes in our financial condition during the quarter ended January 1, 2006. We do not believe this change in classification is reasonably likely to result in a material decrease in our liquidity or working capital because, as discussed below, we anticipate refinancing all of this debt in advance of maturity.

         During the first quarter of fiscal year 2006, our investing activities, comprised of capital expenditures, resulted in a net use of cash of approximately $371,000, as compared to a net use of cash of approximately $299,000 during the first quarter of fiscal year 2005. Current year additions to property and equipment relate to the purchase of new machinery to automate certain manufacturing processes. Capital expenditures for additional capacity, should they prove to be necessary to meet additional customer demand, may increase during fiscal year 2006 or 2007 by $3 million to $6 million from fiscal year 2005, depending on the amount of additional cooking capacity added. We anticipate that capital expenditures will be funded by cash generated from operating activities.

     During the first quarter of fiscal year 2006, our financing activities resulted in a use of cash of $488,000 as compared to a use of cash of $871,000 during the first quarter of fiscal year 2005. The use of cash in both fiscal periods resulted from principal payments on our debt, net of proceeds from the exercise of options and related tax benefits in the first quarter of fiscal year 2006. We believe it is not reasonably likely that the impending maturity of our debt will result in a material change in our capital resources and their relative cost as we believe that we will be able to refinance our debt in advance of maturity at improved interest rates.

     As of January 1, 2006, our indebtedness to significant lenders consisted substantially of debt evidenced by a secured senior subordinated note payable to Levine Leichtman Capital Partners II, L.P. ("LLCP") with a principal balance of $28.9 million and a senior Term A note payable to Pleasant Street Investors, LLC ("PSI"), an affiliate of LLCP, with a principal balance of $15.9 million. Both notes have a maturity date of October 31, 2006. The senior subordinated note has a base rate of interest of 13.5%, subject to increase upon the occurrence of an interest rate event, as defined, or event of default. The interest rate on the Term A Loan, as amended, is the greater of 5.5% or the prime rate in effect from time to time plus 1.5% and is subject to increase upon the occurrence of any interest rate event, as defined, or event of default as provided in the note that evidences the loan.

     From time to time, we have obtained amendments to the financing agreements to enable us to remain in compliance with financial and/or non-financial covenants. On September 7, 2005, we executed the fifth amendment to the existing financing arrangements with PSI and LLCP to amend the financial covenants and various other provisions. In the September 7, 2005 amendments, we agreed to make five scheduled installment principal payments totaling $1.6 million on the Term A Loan commencing on the effective date of the amendment through December 30, 2005. The amendments also amended certain definitions of the financial covenants of the secured senior subordinated note.

     The amended and restated securities purchase agreement with LLCP and the amended and restated loan and security agreement with PSI, which have been amended from time to time, contain various covenants, including financial covenants covering restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, those agreements prohibit changes in control, including ownership and certain management personnel, and contain customary restrictions on incurring indebtedness and liens, making investments, paying dividends and making loans or advances. The obligations owing by us to PSI and LLCP are secured by liens on substantially all of our assets.

     We believe that we will be in compliance with all of our revised financial and other covenant requirements for the foreseeable future. In the future, our failure to achieve certain revenue, expense and profitability levels could result in a violation of the amended financial covenants under our financing arrangements and could result in interest rate increases and acceleration of maturity of the loans, which could adversely affect our financial condition, results of operations or cash flows.

     We believe that we will be able to refinance the existing debt in advance of maturity by replacing it with a comparable amount of new debt in the form of revolving and term loans at more favorable interest rates. Our improved earnings and cash flow and our $5.7 million reduction of debt principal in fiscal year 2005 have resulted in strong interest from several potential lenders with whom we have engaged in discussions. We have signed a term letter with a potential lender. While the term letter is not a binding refinancing agreement, the potential lender is conducting due diligence to proceed with the refinancing and provide us with a $47,500,000 senior secured credit facility with a five-year maturity structured as a $7,500,000 non-amortizing revolving credit facility and two term loans to be amortized quarterly in the principal amounts of $25,000,000 and $15,000,000, respectively. It is proposed that the facility would bear interest, adjustable quarterly, at the London Interbank Offered Rate ("LIBOR") for LIBOR loans or, at our option in the case of the revolving loans, an alternate base rate equal to the greater of the prime rate or and the federal funds effective rate plus 0.5%, plus an applicable margin, as follows:


                                           Applicable
                                           Margin for
                        Total Debt to    Alternate Base                     Applicable Margin for
                        EBITDA Ratio        Rate Loans                            LIBOR Loans
                          for Last      ------------------    -------------------------------------------------
                           Twelve                                                 Tranche A          Tranche B
                           Months          Revolving Loan     Revolving Loan      Term Loan          Term Loan
                           ------          --------------     --------------      ---------          ---------
Greater than              3.00:1.00           2.50%              3.50%              3.75%              6.25%

Greater than or
equal to but less         2.00:1.00
than or equal to          3.00:1.00           2.25%              3.25%              3.50%              6.00%

Less than                 2.00:1.00           2.00%              3.00%              3.25%              5.75%
--------------------------------------------------------------------------------------------------------------

     The credit facility proposed in the term letter would contain customary covenants to be agreed upon, whereby we would be required to maintain minimum levels of EBITDA and fixed charge coverage, maximum leverage and would be subject to a limitation on annual capital expenditures, incremental indebtedness and other covenants determined appropriate during the lender's due diligence. The term loan portion of the proposed credit facility would provide for an excess cash flow sweep payable at par of 50% of annual excess cash flow, which would be applied to reduce the balance of the Tranche A Term Loan and would be defined as EBITDA less cash interest expense, cash taxes, capital expenditures, changes in working capital and debt repayments. We do not anticipate providing the proposed lender with any potential equity features such as warrants, options or conversion features. We believe that if we do not proceed with a refinancing with the lender with whom we have signed the term letter, we will be able to refinance our debt in an amount comparable to our maturing debt in the form of revolving and/or term loans, at interest rates and on terms similar to those proposed in the term letter, with one or more of the other potential lenders who have expressed interest in doing so.

     Given that we anticipate that will be able to refinance our debt in advance of maturity, we believe the funds available from the anticipated refinancing, in addition to our cash and cash equivalents and our cash generated from operating activities, will enable us to meet our capital requirements for at least the next twelve months and provide us with sufficient funds to operate such that the negative net working capital at January 1, 2006 will not precipitate a need to liquidate our assets in order to satisfy our debt maturities. However, because we are subject to numerous risks and uncertainties, including those discussed or referenced under the above heading "Forward-Looking Statements," we cannot be absolutely certain we will be able to generate sufficient funds from operations or that we will successfully refinance our debt timely or on favorable terms. If we are unable to do so, our financial condition, results of operations and cash flows could be adversely affected. For example, we could become subject to default rates of interest that could be significantly higher than our non-default rates of interest with our existing lenders, we could be subject to more stringent financial or other restrictive covenants that could restrict our flexibility or require us to delay, scale back or eliminate portions of our operations or product development and marketing efforts, we could be forced to seek equity-based financing if debt financing is not attainable, and we could be subject to foreclosure on substantially all of our assets.

     Following is a summary of our contractual obligations at January 1, 2006:


                                                 PAYMENTS DUE BY PERIOD


                                                  REMAINDER
 CONTRACTUAL                                      OF FISCAL                                        MORE THAN
 OBLIGATIONS                       TOTAL          YEAR 2006        2-3 YEARS       4-5 YEARS        5 YEARS
                                   -----          ---------        ---------       ---------        -------

 Debt maturities              $ 45,402,828        $  644,828      $44,758,000     $        --      $        --

 Contractual
    obligations                 14,154,262         2,012,171        3,845,941       3,091,443
                                                                                                     5,204,707

 Open purchase orders           35,075,036        27,519,436        7,555,600               --              --
                            --------------      ------------     ------------     ------------     -----------

 Total contractual
    obligations               $ 94,632,126      $ 30,176,435     $ 56,159,541     $  3,091,443     $ 5,204,707
                            ==============      ============     ============     ============     ===========


         The increase in the value of outstanding purchase orders from $8,127,476 at October 2, 2005 to $35,075,036 at January 1, 2006 is largely due to the fact that the majority of our chicken contracts were signed late in calendar year 2005 for purchases during calendar year 2006.